EXHIBIT 10.4

                        , 2004

(Addressee)

Re:	Executive Officer Change Of Control Agreement

Dear (Addressee):

[This paragraph is used when there was a prior Change of Control Agreement.] Reference is made to the agreement between us, dated                     ,          (the “Prior Agreement”), setting forth the extent to which benefits will be provided to you in the event of termination, under certain circumstances after a “Change of Control” (as defined below), of your employment with AK Steel Corporation (the “Company”), AK Steel Holding Corporation (“Holding”) or any of their respective subsidiaries, affiliates, or successors (hereinafter collectively referred to as “AKS”). Upon your execution of this letter agreement (the “Agreement”), the Prior Agreement shall be deemed superseded in its entirety and no longer in effect. The Agreement sets forth your obligations and commitments in exchange for continued employment with AKS, the compensation and benefits you receive during such employment, and the promise and/or receipt of severance benefits if your employment terminates under certain circumstances. It establishes time limits for asserting certain claims under this Agreement or arising out of your employment relationship with AKS. It also requires that certain claims be resolved through arbitration rather than through litigation. This Agreement is not, however, an employment agreement and nothing in this Agreement shall be construed as a contract or promise of continued employment with AKS. As an “at-will” employee, your employment may be terminated by you or AKS at any time.

[This paragraph is used when there was no prior Change of Control Agreement.] This letter agreement (the “Agreement”) sets forth the extent to which benefits will be provided to you in the event of termination, under certain circumstances after a “Change of Control” ( as defined below), of your employment with AK Steel Corporation (the “Company”), AK Steel Holding Corporation or any of their respective subsidiaries, affiliates, or successors (hereinafter collectively referred to as “AKS”). It further sets forth your obligations and commitments in exchange for continued employment with AKS, the compensation and benefits you receive during such employment, and the promise and/or receipt of severance benefits if your employment terminates under certain circumstances. It establishes time limits for asserting certain claims under this Agreement or arising out of your employment relationship with AKS. It also requires that certain claims be resolved through arbitration rather than through litigation. This Agreement is not, however, an employment agreement and nothing in this Agreement shall be construed as a contract or promise of continued employment with AKS. As an “at-will” employee, your employment may be terminated by you or AKS at any time.

A. Effective Date; Term; Renewal. This Agreement is effective as of                     , 2004 (the “Effective Date”). Except for the Severance Agreement between you and AKS dated                     , 2004 (“Severance Agreement”), this Agreement supercedes any other severance agreement between you and AKS, and any severance plan, arrangement, policy or practice of AKS. The term of this Agreement shall be the five-year period beginning on the Effective Date and ending on the fifth anniversary of the Effective Date. This Agreement shall be automatically renewed annually thereafter for a renewal period of one year, unless written notice of non-renewal is given by you or by AKS at least ninety days prior to the expiration of the term, including any renewal periods. Notwithstanding the expiration of this Agreement, the terms Sections H, I and J (including Exhibit A) shall continue to be effective to the extent and as stated therein.

B. Date of Termination; Notice Period; Severance Pay Period. The date upon which the termination of your employment becomes effective is referred to in this Agreement as your “Date of Termination.” The period between the date a party provides notice of termination under this Agreement and the Date of Termination is referred to as the “Notice Period.” AKS may relieve you of your employment duties at any time during a Notice Period; provided however, during any Notice Period, you shall continue to receive your full salary and Employment Benefits (as defined in Section G(2) below). The period of time after your Date of Termination equal to the number of months of base salary paid to you under this Agreement as severance benefits is referred to as the “Severance Pay Period.”

C. Circumstances of Termination Covered by this Agreement. While the Severance Agreement applies to the termination of your employment with AKS under certain circumstances not involving a Change of Control, this Agreement applies to the termination of your employment with AKS under the following circumstances after a Change of Control:

1. Involuntary Termination without Cause. AKS may terminate your employment without Cause at any time upon written notice given to you by AKS not less than thirty days prior to the Date of Termination.

2. Involuntary Termination for Cause. AKS may terminate your employment for Cause, but only upon written notice specifying the facts or circumstances constituting such Cause, which notice may be given at any time prior to the Date of Termination. The following circumstances shall constitute “Cause” for purposes of this Agreement: (a) you are convicted of, or enter a plea of guilty or nolo contendere, to a misdemeanor involving moral turpitude or to a felony, (b) you engage in fraud, misappropriation or embezzlement with respect to AKS, (c) your willful failure, gross negligence or gross misconduct in the performance of your assigned duties for AKS, and (d) your breach of a fiduciary duty to AKS.

3. Voluntary Termination for Good Reason. Subject to the right of AKS to cure (as described more fully below), you may voluntarily terminate your employment for Good Reason upon written notice specifying the facts or circumstances constituting such Good Reason given to AKS by you at least thirty days prior to the Date of Termination and not more than sixty days following the occurrence of the circumstances constituting such

Good Reason. For purposes of this Agreement the term “Good Reason” shall mean the occurrence, without your express written consent, of any of the following circumstances:

a. the assignment to you by AKS of any duties inconsistent with your qualifications to perform such duties or a demotion from your status as an executive officer of the Company;

b. the diminution of your job responsibilities, authorities, title, position, or reporting relationships as they exist immediately prior to the Change of Control;

c. a reduction by AKS in your annual base salary. If you give timely notice of Voluntary Termination for Good Reason pursuant to this Section C(3) within sixty days of your receipt of notice of such base salary reduction, then the reduction shall cease to be effective as of the date of your notice and your severance benefits under Section E, below, will be calculated as if no such reduction had occurred. If you fail to give timely notice within sixty days of your receipt of notice of such base salary reduction, then you waive your right to use the reduction as a basis for Voluntary Termination for Good Reason;

d. a requirement by AKS that you be based anywhere other than the principal executive offices of the Company as they exist immediately prior to the Change of Control, except for required travel on AKS business to an extent substantially consistent with customary business travel obligations;

e. the failure of AKS to pay to you any portion of your compensation within seven calendar days of the date such compensation is due if, after you provided written notice of such non-payment to AKS, AKS failed to cure the non-payment within five calendar days of receipt of your notice;

f. the failure of AKS to continue in effect any compensation plan, including but not limited to the AK Steel Corporation Executive Minimum and Supplemental Retirement Plan (the “SERP”), in which you participated immediately prior to such Change of Control which was material to your total compensation, unless an equitable arrangement has been made for you to participate in a substitute or alternative plan on a basis not materially less favorable to you, both in terms of the amount of benefits provided and the level of your participation relative to other participants, than that existing immediately prior to such Change of Control;

g. any material reduction in your SERP benefits, or in your Employment Benefits except to the extent permitted by Section G(2);

h. the failure of AKS to obtain a satisfactory agreement from any successor corporation to assume and agree to perform this Agreement, as contemplated in Section J(3); or

i. a failure by AKS to give proper notice or otherwise comply with the procedural requirements for Involuntary Termination without Cause in compliance with the provisions of Sections C(1), above.

During the Notice Period following your notice of Voluntary Termination for Good Reason, your base salary and Employment Benefits shall be the same as in effect prior to the occurrence of the circumstances constituting such Good Reason, subject to the right of AKS to make changes to your Employment Benefits to the extent permitted by Section G(2), below. If at any time during the Notice Period, AKS cures the circumstances specified by you in the notice of termination as constituting Good Reason, then your right to continue with a Voluntary Termination for Good Reason shall cease.

4. Voluntary Termination. You may voluntarily terminate your employment without Good Reason upon written notice given to AKS by you not less than thirty days prior to the Date of Termination.

D. Circumstances of Termination Not Covered by this Agreement. This Agreement does not provide severance benefits for, nor, as the case may be, affect the benefits you otherwise may receive outside of this Agreement in connection with the termination of your employment with AKS for reasons relating to: (1) your early or normal retirement from AKS under the terms of any tax-qualified “pension benefit plan” as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); (2) your total and permanent disability under the AKS long-term disability plan or policy; or (3) your death. Nothing in this Agreement shall affect your rights under any such “pension benefit plan”; any “welfare benefit plan” as defined in ERISA, including but not limited to any medical, surgical, hospitalization, or long-term disability benefits; or any non-qualified pension or deferred compensation plan or arrangement.

E. Severance Benefits.

1. Basic Severance Benefits. If within twenty-four months after a Change of Control your employment with AKS is involuntarily terminated without Cause by AKS pursuant to Section C(1) or you voluntarily terminate your employment for Good Reason pursuant to Section C(3), AKS will pay you, regardless of whether or not you execute a Release of Claims (as defined in Section E(2) below), severance pay equal to your base salary for a period of six months from your Date of Termination. The aggregate of such severance pay shall be paid to you in a single, undiscounted, lump sum payment within ten days following the Date of Termination unless you previously have requested in writing to receive such amount in regular monthly payments during the Severance Pay Period.

2. Supplemental Severance Benefits. If within twenty-four months after a Change of Control your employment with AKS is involuntarily terminated without Cause by AKS pursuant to Section C(1) or you voluntarily terminate your employment for Good Reason pursuant to Section C(3), and you execute and provide to AKS a complete and full release of all claims against AKS that is in a form reasonable and customary

(“Release of Claims”), then you shall be entitled, in addition to those benefits provided in Section E(1) above, to the following supplemental benefits:

a. Additional Base Salary. Severance pay based upon your base salary shall be paid for an additional thirty months beyond the period paid pursuant to Section E(1). Such additional base salary payable as severance pay shall be paid to you in a single, undiscounted, lump sum payment within ten days following the Date of Termination unless you previously have requested in writing to receive such amount in regular monthly payments during the Severance Pay Period.

b. MIP Payment. You will receive a lump-sum payment equal to three times the greatest of:

i. your assigned target amount under the AK Steel Corporation Annual Management Incentive Plan (“MIP”) for the calendar year in which your Date of Termination occurs;

ii. the amount paid (or payable) to you under the MIP for the calendar year immediately preceding the calendar year in which your Date of Termination occurs; or

iii. the average of the amounts paid (or payable) to you under the MIP for each of the three calendar years immediately preceding the calendar year in which your Date of Termination occurs;

less any amount otherwise paid (or payable) to you under the MIP with respect to the calendar year immediately preceding the calendar year in which your Date of Termination occurs; plus your assigned maximum amount under the MIP for the year in which your Date of Termination occurs prorated based on your employment period during such year. Payment of this lump sum amount will be made within ten days after the effective date of your Release of Claims.

c. LTPP Payment. You will receive a lump-sum payment equal to the bonus payment with respect to any completed performance period under the AK Steel Corporation Long-Term Performance Plan (“LTPP”) that has not been paid as of your Date of Termination (which amount shall not be less than it would be if calculated at your assigned target amount under the LTPP for such performance period), plus a prorated amount of the bonus payment with respect to any incomplete performance period calculated at your assigned target amount under the LTPP for each such performance period.

d. Accelerated Vesting. Notwithstanding any provision to the contrary in the AK Steel Holding Corporation Stock Incentive Plan as amended or any other similar plan of the Company or Holding (each, a “Plan”), or under the terms of any grant, award agreement or form for exercising any right under the Plan, you shall have the right:

i. to exercise any stock option awarded to you under the Plan without regard to any waiting period required by the Plan or award agreement (but subject to a minimum six month holding period from the date of award and any restrictions imposed by law) from the effective date of the Release of Claims until the first to occur of the third anniversary of your Date of Termination or the date the award expires by its terms; and

ii. to the absolute ownership of any shares of stock granted to you under the Plan, free of any restriction on your right to transfer or otherwise dispose of the shares (but subject to a minimum six month holding period from the date of grant and any restrictions imposed by law), regardless of whether entitlement to the shares is contingent or absolute by the terms of the grant; and AKS shall take such action as soon as practicable after the effective date of the Release of Claims as is necessary or appropriate to eliminate any restriction on your ownership of, or your right to sell or assign, any such shares; or, at its option, AKS shall pay you, in exchange for such shares, no later than ten days after the effective date of the Release of Claims, an amount in cash equal to the greatest aggregate market value of the shares during the Notice Period.

You agree that for a period of six months after your Date of Termination you will to continue to comply with all AKS policies and directives related to trading in Holding stock which were in effect prior to your notice of termination. You shall not be automatically subject to blackouts or other directives related to trading imposed after your Date of Termination, but you shall be subject to any limitations on trading during that time imposed by law, including but not limited to prohibitions with respect to insider trading and short swing profits.

e. Employment Benefits. During the Severance Pay Period, your Employment Benefits (as defined in Section G(2)) shall continue; provided, however, that you shall not:

i. accumulate vacation pay for periods after the Date of Termination;

ii. qualify during the Severance Pay Period for sickness and accident, salary continuation, and long-term disability plan benefits if you were not eligible for these benefits on the Date of Termination;

iii. be eligible to continue to make contributions to any Internal Revenue Code § 401(k) plan maintained by AKS or qualify for a share of any employer contribution made to any tax-qualified defined contribution plan; or

iv. be eligible to accumulate service for pension plan purposes; and

provided, further, that if, during the Severance Pay Period, you are eligible to receive life insurance, medical, hospital and other health insurance benefits (“Life and Health Insurance”) either based upon employment with another employer or based upon benefits available to you as a retiree of another employer, the obligations of AKS to continue to provide you with Life and Health Insurance shall be limited solely to those benefits necessary to assure that, together with the corresponding benefits provided to you under any other plans, you receive total benefits comparable to those to which you were entitled at the Date of Termination. You must report to the Vice President, Human Resources of the Company your eligibility for another employer’s active or retiree Life and Health Insurance within ten days after becoming eligible.

Notwithstanding the provisions of Section G(2), if during the Severance Pay Period, Life and Health Insurance benefits to which you are entitled hereunder are modified or changed, AKS, or its successor, shall provide to you comparable substitute or supplemental Life and Health Insurance benefits, and/or pay to you during the Severance Pay Period such additional amounts as necessary for you to obtain such substitute or supplemental benefits, so that you receive total Life and Health Insurance benefits during the Severance Pay Period that are comparable to those to which you were entitled at the Date of Termination.

f. COBRA. You shall qualify for full COBRA health benefit continuation coverage upon the expiration of the Severance Pay Period.

g. Service Credits for Retiree Medical. In determining your eligibility for retiree medical insurance coverage under any retiree medical plan generally available to retired salaried employees of AKS as in effect on your Date of Termination, you shall receive credit for three years of service in addition to your actual years of service with AKS.

3. Mitigation. You shall not be required to mitigate the amount of any payment provided for in this Section E by seeking other employment or otherwise, nor shall the amount of any such payment or benefits be reduced by any compensation or benefits earned by you as the result of employment by another employer (except as expressly provided in Section E(2)(e) above) or by retirement benefits, or be offset against any amount claimed to be owed by you to AKS.

4. Deferrals. For purposes of calculating any amount due under this Agreement, the effect of any deferral of income shall be disregarded and all sums due shall be calculated as if no such deferral had been made.

5. No Duplication of Benefits. You shall not be entitled to severance benefits both under this Agreement and under the Severance Agreement in connection with the termination of your employment with AKS.

6. Involuntary Termination for Cause; Voluntary Termination. In the event your employment with AKS ends as a result of involuntary termination for Cause pursuant to Section C(2) or voluntary termination pursuant to Section C(4), you shall not be entitled to any benefits under this Agreement, but you nevertheless shall be eligible for any benefits provided in accordance with the plans and practices which apply to employees generally.

F. Tax Gross-Up.

1. Gross-Up Eligibility. If any of the payments provided to you pursuant to Section E of this Agreement (the “Contract Payments”) or any other portion of the Total Payments (as defined below) becomes subject at any time to the tax (the “Excise Tax”) imposed by section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), AKS shall pay to you at the time specified in (2) below, an additional amount (the “Gross-Up Payment”) such that the net amount retained by you, after deduction of the Excise Tax on any Contract Payments and/or other Total Payments, any federal and state and local income tax and Excise Tax upon the payment(s) provided for by this paragraph, and any interest, penalties or additions to tax payable by you with respect thereto, shall be equal to the present value of the Contract Payments and such other Total Payments. For purposes of determining whether any of the foregoing payments will be subject to the Excise Tax and the amount of such Excise Tax, (a) any other payments or benefits received or to be received by you in connection with a Change of Control or the termination of your employment (whether such payments are Contract Payments or are payable pursuant to the terms of any other plan, arrangement or agreement with the Company, Holding or any of their respective Affiliates or successors, any person whose actions result in a Change of Control or any corporation which, as a result of the completion of the transactions causing a Change of Control, will become affiliated with the Company or Holding within the meaning of section 1504 of the Code (such other payments, together with the Contract Payments, the “Total Payments”)) shall be treated as “parachute payments” within the meaning of section 28OG(b)(2) of the Code, and all “excess parachute payments” within the meaning of section 28OG(b)(1) shall be treated as subject to the Excise Tax, except to the extent that, in the opinion of tax counsel selected by AKS’s independent auditors and acceptable to you (“Tax Counsel”), the Total Payments (in whole or in part) do not constitute parachute payments, or such excess parachute payments are otherwise not subject to the Excise Tax; (b) the amount of the Total Payments that shall be treated as subject to the Excise Tax shall be equal to the lesser of (i) the total amount of the Total Payments or (ii) the amount of excess parachute payments within the meaning of sections 28OG(b)(1) (after applying clause (a) hereof); and (c) the value of any noncash benefits or any deferred payment or benefit shall be determined by AKS’s independent auditors in accordance with the principles of sections 28OG(d)(3) and (4) of the Code. For purposes of determining the amount of the Gross-Up Payment(s), you shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals in the calendar year in which the Gross-Up Payment(s) is (are) to be made and state and local income taxes at the highest marginal rates of taxation applicable to individuals as are in effect in the state and locality of your residence in the calendar year in which the Gross-Up Payment(s) is (are) to be made, net of the maximum reduction in federal income taxes that could be obtained from deduction of such state and local taxes. In the event that the Excise Tax is subsequently determined to be less than the amount taken into account hereunder, you shall repay to AKS at the time that the amount of such reduction in Excise Tax is finally determined the portion of the Gross-Up Payment attributable to such reduction (plus the portion of the Gross-Up Payment attributable to the Excise Tax and federal and state and local income tax imposed on the Gross-Up Payment being repaid by you if such repayment results in a federal and state and local income tax deduction), plus interest on the amount of such repayment at the applicable federal rate (as defined in section 1274(d) of the Code). In the event that the Excise Tax is determined to exceed the amount taken into account hereunder (including by reason of any payment the existence or amount of which cannot be determined at the time of the Gross-up Payment), AKS shall make an additional gross-up payment in respect of such excess (plus any interest payable with respect to such excess) at the time that the amount of such excess is finally determined.

2. Gross-Up Payment. The Gross-up Payment(s) provided for in (1) above shall be made within ten days following the later of the effective date of the Release of Claims or the Date of Termination or, with respect to any portion of the Excise Tax not determined on or before the later of such dates to be due, upon the imposition of such portion of the Excise Tax; provided, however, that if the amounts of such payments cannot be finally determined on or before the later of such dates, AKS shall pay to you within ten days of the later of such dates an estimate, as determined in good faith by AKS, of the minimum amount of such payments and shall pay the remainder of such payments (together with interest at the rate provided in section 1274(b)(2)(B) of the Code) as soon as the amount thereof can be determined but in no event later than the thirtieth day after the later of such dates. In the event that the amount of the estimated payments exceeds the amount subsequently finally determined to have been due, such excess shall constitute a loan by AKS to you, payable on the tenth day after demand by AKS (together with interest at the rate provided in section 1274(b)(2)(B) of the Code).

3. Opinion of Tax Counsel. In the event of any change in, or further interpretation of, sections 28OG or 4999 of the Code and the regulations promulgated thereunder, you shall be entitled, by written notice to AKS, to request an opinion of Tax Counsel regarding the application of such change to any of the foregoing, and AKS shall use its best efforts to cause such opinion to be rendered as promptly as practicable. All fees and expenses of Tax Counsel incurred in connection with this Agreement shall be borne by AKS.

G. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

1. “Affiliate” of any specified entity means (a) any other entity which, directly or indirectly, is in control of, is controlled by, or is under common control with, such specified entity, or (b) any other person who is a director or officer of such specified entity, or of any subsidiary of such specified entity or of any entity described in clause (a) above. For purposes of this definition, control of a person or entity means the power, direct or indirect, to direct or cause the direction of the management and policies of such person or entity whether by contract or otherwise and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

2. “Employment Benefits” means the employee benefit plans, policies, fringe benefits, and practices of AKS (excluding any severance policies and practices other than this Agreement) that generally apply to executive officers of AKS in accordance with the terms thereof as they may be amended from time to time. Subject to Section E(2)(e) with respect to Life and Health Insurance, your Employment Benefits may be modified from time to time after the date hereof without violation of this Agreement if the changes apply generally to other members of management of AKS.

3. “Change of Control” means the occurrence of any of the following events:

a. any “Person” (as such term is used in Sections 13(d) and 14(d) of Securities Exchange Act of 1934, as amended (the “Exchange Act”), is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total voting power of the Voting Equity Interests of Holding; provided, however, that a Person shall not be deemed the “beneficial owner” of shares tendered pursuant to a tender or exchange offer made by that Person or any Affiliate of that Person until the tendered shares are accepted for purchase or exchange;

b. during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of Holding (together with any new directors whose election by such Board, or whose nomination for election by the shareholders of Holding, as the case may be, was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such Board then in office; or

c. Holding fails to own 100% of the outstanding stock of the Company; provided, however, that it shall not be deemed a Change of Control if Holding merges into the Company except that, in such case, the Company shall be substituted for Holding for purposes of this definition of “Change of Control” and this clause (c) shall not longer be applicable.

4. “Voting Equity Interests” of a corporation means all classes of stock then outstanding and normally entitled to vote in the election of directors or other governing body of such corporation.

H. Executive Responsibilities.

1. Confidentiality. During your employment with AKS and subsequent to the termination of that employment for any reason, you will not disclose to any person or use for the benefit of yourself or any other person or entity any trade secret, proprietary or other confidential information of AKS (hereinafter referred to as “AKS Confidential Information”) without the prior written consent of the Vice President, Human Resources of the Company. Upon your termination of employment with the Company for any reason, you will immediately deliver to AKS any and all AKS Confidential Information which you have in your possession or control in tangible form. For purposes of this Section H, it is expressly understood and agreed that the term AKS Confidential Information shall include, but not be limited to, all information not already in the public domain relating to AKS operating practices and procedures, customer lists, product marketing, sales, sales prices, costs, margins, discounts, rebates, profits, shipments, product mix, research, technical support, business plans and operating results. You will deliver this AKS Confidential Information to AKS in whatever format in which you have it, including but not limited to paper, disk, hard drive, tape, electronic storage, Palm Pilot or other PDA, or CD-ROM. You will also deliver to AKS any and all AKS property, including but not limited to, company credit cards, property access keys and cards, planners, day books, customer lists, laboratory notebooks, cellular/digital phones, computers, software, and Palm Pilots (or other PDA). You agree that you remain bound by the Employee Invention and Confidential Information Agreement which you executed.

2. Covenant Not to Compete. In exchange for AKS’s agreement to provide you with the severance benefits opportunities set out in this Agreement (including, in particular, the opportunity to receive the severance pay set out at Section E(1) of this Agreement) and the compensation provided to you as an executive officer, you agree that, during your employment at AKS and for a period of one year following the termination of your employment with AKS for any reason, you agree not to be employed by, or serve as a director of or consultant or advisor to, any business engaged directly or indirectly in the melting, hot rolling, cold rolling, or coating of carbon, electrical or stainless steel, or in the manufacturing of steel pipe and tubing products, or that has an intent or plan to engage in such business during the one-year period following the date when your employment with AKS terminates.

3. Non-Solicitation. During your employment at AKS and for a period of five years following the termination of your employment with AKS for any reason, you agree that you will not solicit directly or cause or encourage another person or entity to solicit any employee of AKS for employment by any entity which is engaged directly or indirectly in the melting, hot rolling, cold rolling, or coating of carbon, electrical or stainless steel, or in the manufacturing of steel pipe and tubing products or that is reasonably likely to engage in such business during the one year period following your termination of employment.

4. Non-Disparagement. You agree that, during your employment with AKS and for a period of one year subsequent to the termination of that employment for any reason, you will not disparage AKS, its operations, products, employees, officers, or directors.

5. Conflicts of Interest. You agree for so long as you are employed by AKS to avoid dealings and situations which would create a conflict of interest with AKS. In this regard, you agree to comply with all AKS policies regarding conflicts of interest. You further agree to immediately report to the Vice President, Human Resources of the Company, any conflict or potential conflict of interest with AKS.

6. Co-operation. For a period of one year following your Date of Termination, you agree to co-operate in good faith with AKS with respect to pending or potential claims or litigation involving AKS as to which you have personal knowledge. Such co-operation shall include meeting with AKS and its representatives, upon reasonable request, for purposes of (a) providing information based upon your personal knowledge in connection with any investigation by AKS, and (b) preparing for and providing deposition and/or trial testimony.

7. Injunctive Relief. You recognize and acknowledge that your involvement in decision making processes which involve AKS’s proprietary and confidential information and your access to confidential competitive information will be such that, in the event of a breach of the Confidentiality (Section H(1)) or Covenant Not to Compete (Section H(2)) provisions of this Agreement (hereinafter referred to collectively as the “Confidentiality and CNC Provisions”), monetary damages would be an insufficient remedy for AKS, and that AKS would be entitled to injunctive relief in the appropriate court to restrain the breach and otherwise enforce the Confidentiality and CNC Provisions without proof of actual damages.

I. Time Limits for Bringing Claims; Arbitration of Claims. This section establishes time limits for bringing claims for severance benefits under this Agreement (“Severance Claims”) and any claims or controversies arising out of or relating to your employment relationship with AKS or the termination of that relationship (“Employment Claims”), excluding claims for workers’ compensation and unemployment compensation benefits and excluding the right of AKS to seek injunctive or other equitable relief to enforce the terms of Section H. The Agreement also provides that Severance Claims and Employment Claims must be resolved through the arbitration process set forth in this Agreement.

1. Time Limit for Severance Claims and Employment Claims. Severance Claims must be filed within one year from the Date of Termination. Employment Claims must be filed within one year after the occurrence of the action or actions upon which the claim is based. You agree to waive any statute of limitations to the contrary.

2. Arbitration of Severance Claims and Employment Claims. Severance Claims and Employment Claims shall be submitted to final and binding arbitration, subject to the Rules of Arbitration attached to this Agreement as Exhibit A. Employment Claims subject to arbitration include, but are not limited to, allegations of unlawful discrimination based on race, sex, religion, age, national origin, disability, and retaliation and any other claim of a violation of a right created or protected by local, state, or federal law.

You and AKS agree that it is the intention of you and AKS to avoid litigation in court of Severance Claims and Employment Claims and you and AKS, therefore, specifically waive any right you or AKS would otherwise have to have Severance and Employment Claims decided by a judge or jury.

You and AKS agree that this agreement to arbitrate and the arbitration award are enforceable under and subject to the Federal Arbitration Act, 9 U.S.C. § 1 et. seq. You and AKS consent that judgment upon the arbitration award may be entered in an appropriate court of competent jurisdiction located in Butler County, Ohio or in the United States District Court for the Southern District of Ohio.

J. Miscellaneous.

1. Notices. Notices required or permitted under this Agreement shall be in writing and shall be deemed to have been given when personally delivered or mailed by United States certified mail, return receipt requested, postage prepaid, addressed to the intended recipient at its, his or her last known address. Notices to AKS shall be marked for the attention of the Vice President, Human Resources of the Company.

2. Modification; Waiver. No provision of this Agreement may be waived, modified or discharged except pursuant to a written instrument signed by you and the Chairman of the Board or the Chief Executive Officer of AKS. You and AKS do not waive, nor shall this Agreement be construed to waive, any right which is not subject to waiver as a matter of law.

3. Successors. AKS will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of AKS to expressly assume and agree to perform this Agreement in the same manner and to the same extent that AKS would be required to perform it if no such succession had taken place.

4. Inurement. This Agreement shall inure to the benefit of and be enforceable by you and your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you hereunder had you continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee, or, if there is no such devisee, legatee or designee, to your estate.

5. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

6. Severability; Validity. The provisions of the Agreement (including Exhibit A) are severable and the validity or unenforceability of any provision shall not effect the validity or enforceability of any other provision, with the following exception. If a court rules in an action to which you are party that the provisions of Section I (2) regarding the agreement to waive the right to have Severance Claims or Employment Claims decided by judge or jury are unenforceable, any and all rights created by Section I (2) of the Agreement and Exhibit A to the Agreement will be voided retroactively, and the proceeds of any arbitration award involving you and AKS must be returned to the party from which they originated.

7. Choice of Law; Forum Selection. This Agreement shall be governed by the laws of the United States and the laws of the State of Ohio, both as to interpretation and performance. Any action or other legal proceeding not subject to arbitration under this Agreement or any action or legal proceeding regarding the enforceability of this Agreement shall be brought exclusively in an appropriate court of competent jurisdiction located in Butler County, Ohio (if the action is brought in state court) or in the Southern District of Ohio (if such action is brought in federal court). Any action brought within such courts shall not be transferred or removed by you to any other state or federal court.

8. Withholding and Deductions. It is understood and agreed that the payment of severance benefits under this Agreement will be subject to withholding for taxes and other deductions. It further is understood and agreed that, to the extent that this Agreement provides for payment of specified amounts of severance benefits, such amounts are before such tax withholdings and deductions.

Accepted and agreed to this day , 200 .	Sincerely,

AK STEEL HOLDING CORPORATION

By:
Chief Executive Officer
(Name of Executive)

AK STEEL CORPORATION

By:
Chief Executive Officer

EXECUTIVE OFFICER CHANGE OF CONTROL AGREEMENT

Exhibit A

Rules for Arbitration

(1) Location. The arbitration hearing (“Hearing”) will take place in Middletown, Ohio, unless the parties mutually agree to another location.

(2) Governing Rules. The arbitration process will be governed by the National Rules for the Resolution of Employment Disputes (“National Rules”) of the American Arbitration Association (“AAA”) except to the extent they are modified by the Agreement and this Exhibit A to the Agreement. You have the opportunity to review these rules at any time.

(3) Notice. Either you or AKS may initiate the arbitration process by filing a written demand for monetary or non-monetary relief and notice of intent to arbitrate (“Notice”) with any regional office of the AAA and paying the filing fee as set out in the National Rules. The Notice must be filed within the time limits established in Section I(1) of the Agreement. The date the Notice is considered “filed” for purposes of Section I(1) of the Agreement and this rule is the date the Notice is received in a AAA regional office.

(4) Fees; Expenses. You and AKS will share equally any AAA administrative fee other than the filing fee. The Company will pay all of the arbitrator’s fees. You and AKS will bear your own litigation costs and expenses (including attorneys fees), unless the arbitrator awards attorneys fees to a prevailing party in accordance with the law applicable to the matter in dispute.

(5) Arbitrators. You and AKS will agree upon an arbitrator selected from a panel of arbitrators chosen by and maintained at the headquarters office of the AAA in New York. Arbitrators on this panel will have the following three qualifications: (a) membership on the AAA’s National Employment Dispute roster; (b) membership on AAA’s labor-management roster; and (c) at least fifteen years experience as an arbitrator. After the filing of a written notice of intent to arbitrate, the AAA will send simultaneously to you and AKS an identical list of names of ten persons chosen from the panel. You and AKS will have ten days from the transmittal date in which to strike any names objected to, number the remaining names in order of preference, and return the list to the AAA. If no arbitrator is acceptable to both you and AKS or the person who has been approved on both lists and selected by the AAA cannot serve promptly, another list or lists will be sent out by the AAA in accordance with the above procedure until an arbitrator is agreed upon by you and AKS.

(6) Pre-Hearing Matters. Any pre-hearing disputes will be presented to the arbitrator for expeditious, final and binding resolution.

(7) Remedies; Relief. The remedy and relief which may be granted by the arbitrator is that which the arbitrator deems just and equitable considering what would have been available to the parties had the matter been heard in court.

(8) Discovery – Obtaining Information You and AKS recognize that a primary benefit each derives from entering into the Agreement is that we avoid the delay and costs normally associated with litigation. Therefore, you and AKS agree that neither party will be entitled to conduct any discovery prior to the Hearing except that:

(a) AKS will furnish you with copies of all non-privileged documents in your personnel file;

(b) if you are pursuing a claim against AKS for discharge, you will furnish AKS with records of your earnings and benefits relating to your subsequent employment and all documents relating to your efforts to obtain subsequent employment;

(c) AKS and you will exchange no later than seven days prior to the Hearing copies of all documents which either party intends to introduce as evidence at the Hearing and a list of witnesses either party intends to present at the Hearing;

(d) you will be allowed (at your expense) to take the deposition of your immediate supervisor and the individual who made the decision which resulted in your claim (if that individual is not your immediate supervisor) for a period not to exceed two hours each, and AKS will be allowed (at its expense) to depose you for a period not to exceed two hours; and

(e) either you or AKS may ask the arbitrator to grant additional discovery to the extent permitted by the National Rules if it is demonstrated that such discovery is necessary for a fair arbitration and no less expensive alternative for exchanging the information exists.

Nothing herein will prevent either you or AKS from taking the deposition of any witness where: (a) the sole purpose for taking the deposition is to use the deposition in lieu of the witness testifying at the hearing; and (b) the witness is, in good faith, unavailable to testify in person at the hearing due to poor health, residency and employment more than fifty miles from the hearing site, conflicting travel plans or other comparable reason.

(9) Post-Hearing Briefs. You and AKS will have the opportunity to submit to the arbitrator a post-hearing brief in support of your respective positions.

(10) Confidentiality. All aspects of the procedure under the Agreement, including the hearing, the record of the proceedings, and the arbitrator’s decision are confidential and will not be open to the public, except (a) to the extent you and AKS agree otherwise in writing; (b) as may be appropriate in any subsequent proceedings between you and AKS; (c) either party may disclose the decision of the arbitrator to his or its attorneys, accountants, other professional advisors, and/or spouse so long as they agree to keep it confidential; or (d) as may otherwise be appropriate in response to a governmental agency or legal process, or to comply with applicable legal, accounting, financial, or insurance rules, regulations or requirements.